Mail Stop 3010

June 25, 2009

VIA U.S. MAIL AND FAX (215) 546-7311

Mr. Edward A. Glickman
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102

> **Re: Pennsylvania Real Estate Investment Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-06300**

Dear Mr. Glickman:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Ownership Structure, page 3

1. We note from your disclosure on page 3 that you own certain of your properties through tenancy in common arrangements. Please tell us how you account for the properties you own through tenancy in common arrangements, and in future filings, disclose how you account for your interest in these properties. Refer to EITF 00-01 and SOP 78-9.

Item 2. Properties, page 33

2. In future filings, please revise to disclose your average effective annual rental per square foot for the last five years. Supplementally, please provide us a copy of the proposed disclosure.

Item 15. Exhibits and Financial Statements Schedules, page 79

Exhibits, page 79

3. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K do not have the referenced schedules or exhibits attached. Please explain why the information was omitted or file the complete contract in a future filing.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief